FILED PURSUANT TO RULE 424(b)(3)
                UNDER REGISTRATION STATEMENT NUMBER 333-24433
PROSPECTUS
----------
                      AMLI RESIDENTIAL PROPERTIES TRUST
                            168,690 Common Shares

     This Prospectus relates to 168,690 Common Shares of Beneficial Interest, par value $.01 per share (the "Common Shares" and such 168,690 Common Shares, the "Shares"), of Amli Residential Properties Trust, a Maryland real estate investment trust (the "Company"), which may be offered from time to time by certain selling shareholders (the "Selling Shareholders"). The Shares may be issued from time to time upon exchange of 168,690 limited partnership interests ("Units") in Amli Residential Properties, L.P. (the "Operating Partnership") which were issued to the Selling Shareholders, as consideration in the acquisition by the Company of certain assets. See "Selling Shareholders." The Shares are being registered to permit public secondary trading of the Shares from time to time after the date of this Prospectus, but the registration of the Shares does not necessarily mean that any of the Shares will be offered or sold by the Selling Shareholders.

     The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "AML." To ensure that the Company maintains its qualification as a real estate investment trust ("REIT"), ownership by any person is limited to 5% of the outstanding Common Shares and preferred shares of beneficial interest of the Company, with certain exceptions. See "Description of Capital Shares-Description of Common Shares-Restrictions on Transfer."

     The Selling Shareholders may from time to time offer and sell the Shares on the NYSE or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 ("Rule 144") under the Securities Act of 1933, as amended (the "Securities Act"), or otherwise. If the Shares are sold through brokers, customary brokerage commissions and charges are expected to be paid by the Selling Shareholders.

     The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders but has agreed to bear certain expenses of registration and sale of the Shares.

     On March 31, 1997, the last reported sale price of the Common Shares on the NYSE was $23 per share.
                            --------------------

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
                  BY THE SECURITIES AND EXCHANGE COMMISSION
                   OR ANY STATE SECURITIES COMMISSION NOR
           HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
              ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                   TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            --------------------

        THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED
                 ON OR ENDORSED THE MERITS OF THIS OFFERING.
               ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                            --------------------

                The date of this Prospectus is April 10, 1997




     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Common Shares offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                            AVAILABLE INFORMATION
                            ---------------------

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy material and other information concerning the Company can be inspected and copied at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or at its regional offices, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, such material can also be obtained from the Commission's Web site at http://www.sec.gov. The Company's outstanding Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "AML", and all such reports, proxy material and other information filed by the Company with the NYSE may be inspected at the offices of the NYSE at 20 Broad Street, New York, New York

10005.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This prospectus ("Prospectus"), which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                         INCORPORATION BY REFERENCE
                         --------------------------

      The following documents filed by the Company with the Commission (File No. 1-12784) pursuant to the Exchange Act are incorporated by reference in this Prospectus:

        (1)      The Company's Annual Report on Form 10-K (filed March 20,
1997), for the fiscal year ended December 31, 1996; and

        (2) Description of the Common Shares included in the Registration Statement on Form 8-A dated February 1, 1994 (filed February 1, 1994).

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the request of such person, a copy of any of the foregoing documents incorporated herein by reference (other than the exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to Amli Residential Properties Trust, 125 South Wacker Drive, Chicago, Illinois 60606, Attention: Secretary, telephone
(312) 984-5037.

                                 THE COMPANY
                                 -----------

     The Company and its affiliates constitute a self-administered and self-managed real estate investment trust (a "REIT") which was organized in February, 1994 to continue and expand the multifamily property business conducted by Amli Realty Co. and its affiliates ("Amli") since 1980. The Company and its affiliates own, manage, lease, acquire and develop institutional quality apartment communities. The Company's communities (the "Communities") are located in specific markets in the Southwest, Southeast and Midwest areas of the United States. The Company also holds interests in co-investment ventures involving residential apartment communities (the "Co-Investment Communities"). Additionally, the Company engages in development activities on its own and through co-investment joint ventures.

     The business of the Company is operated through the Operating Partnership, Amli Management Company (the "Management Company"), Amli Institutional Advisors, Inc. ("AIA") and Amli Residential Construction, Inc. ("Amrescon" and together with the Management Company and AIA, the "Service Companies"). The Company is the sole general partner of the Operating Partnership, a Delaware limited partnership, through which it owns the Communities and its interests in the Co-Investment Communities. As of March 31, 1997, the Company owned 84% of the partnership interests ("Units") in the Operating Partnership. The Management Company provides management and leasing services to each of the Communities, the Co-Investment Communities and several additional properties in which the Company has no interest. AIA, a "QPAM" (qualified professional asset manager), renders real estate investment advice to institutional capital sources, primarily pension plans, endowments, foundations and insurance companies. The Company actively pursues co-investments through relationships administered by AIA, in this way seeking to diversify the sources of its equity capital for investment in apartment communities. Amrescon provides general contracting, construction management and landscaping services to the Company and its managed ventures.

     The Company was formed as a Maryland real estate investment trust on December 16, 1993. The Company's executive offices are located at 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606 and its telephone number is (312) 984-5037. The Company's principal office is in Chicago, Illinois with regional offices in Dallas, Texas and Atlanta, Georgia.


                               USE OF PROCEEDS
                               ---------------

     The Company will not receive any of the proceeds of the sale of the Shares offered hereby. All proceeds from the sale of the Shares will be received by the Selling Shareholders.

                            SELLING SHAREHOLDERS
                            --------------------

     The following table provides the name of each Selling Shareholder and, assuming in each case the conversion into Common Shares of all Units held by the Selling Shareholder, the total number of Common Shares held by each Selling Shareholder before the offering, the total number of Common Shares held by each Selling Shareholder which are offered hereby and the number of Common Shares (based on the total number of Common Shares and Units held by the Selling Shareholder as of the date hereof) which will be held by each Selling Shareholder after the offering assuming that all Common Shares offered hereby are sold. Since the Selling Shareholders may sell all, some or none of the Common Shares offered hereby, no estimate can be made of the aggregate number of Common Shares that are to be offered hereby or that will be held by each Selling Shareholder upon completion of the offering to which this Prospectus relates. If, however, all the Common Shares offered hereby are sold by the Selling Shareholders, no Selling Shareholder (based on the total number of Common Shares and Units held by the Selling Shareholders as of the date hereof and assuming conversion into Common Shares of all Units held by the Selling Shareholders) would hold one percent or more of the outstanding Common Shares. None of the information in the following table reflects the total number of Common Shares which any Selling Shareholder may be deemed to beneficially own.

                                                               Number of
                                                                Common
                         Number of          Number of         Shares Held
                        Common Shares     Common Shares      After Comple-
                        Held Prior to       Offered           tion of the
Name                    the Offering         Hereby            Offering
----                    -------------     ------------       -------------

Bristol Chicago
Development
Corp.                          0              26,182             26,182
Sharon Walsh(1)                0              39,324             39,324
William Walsh(1)               0               3,188              3,188
David A. Sislen(1)             0               3,720              3,720
G. David Fensterheim(1)        0               3,188              3,188

Andrew G. New
and Cheryl M.
New, as Joint
Tenants by the
Entirety(1)                    0               3,720              3,720
JSDP, Inc.                     0               2,923              2,923
James E. Sowell                0              34,971             34,971
Donald Pilkinton               0               3,995              3,995
Steven E. Smathers             0               1,930              1,930
J.M. Williams, Jr.
a/k/a James M.
Williams, Jr.                  0              45,549             45,549


(1)    Received Units from Bristol Oakhurst Development L.L.C.
pursuant to an Assignment and Assumption Agreement, dated December 1, 1996.

The Operating Partnership issued 53,140 Units to Bristol Oakhurst
Development L.L.C. pursuant to the agreement attached hereto as Exhibit
99.2.

                        DESCRIPTION OF CAPITAL SHARES
                        -----------------------------


SHARES OF BENEFICIAL INTEREST AND SHAREHOLDER LIABILITY

     The Declaration of Trust of the Company provides that the Company may issue up to 150,000,000 shares of beneficial interest, par value $.01 per share. No holder of any class of shares of beneficial interest of the Company will have any preemptive right to subscribe for any securities of the Company except as may be granted by the Board of Trustees in authorizing the issuance of a class of preferred shares of beneficial interest. Any class of preferred shares which may be issued in the future, together with the Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $.01 per share (the "Series A Preferred Shares") are referred to herein as "Preferred Shares." The Company's Declaration of Trust authorizes the Trustees to classify or reclassify any unissued Common Shares or Preferred Shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption.

     Both Maryland statutory law governing real estate investment trusts organized under the laws of that state and the Company's Declaration of Trust provide that no shareholder of the Company will be personally liable for any obligations of the Company. The Company's Declaration of Trust further provides, with certain limited exceptions, that the Company shall indemnify each shareholder against claims or liabilities to which the shareholder may become subject by reason of his being or having been a shareholder and that the Company shall reimburse each shareholder for all legal and other expenses reasonably incurred by him in connection with any such claim or liability. In addition, it is the Company's policy to include a clause in its contracts, including the Partnership Agreement of the Operating Partnership, which provides that shareholders assume no personal liability for obligations entered into on behalf of the Company. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liability, a shareholder may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by the Company. Inasmuch as the Company will carry public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

DESCRIPTION OF COMMON SHARES

     General

     The summary of certain terms and provisions of the Common Shares contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's Declaration of Trust, as amended, and Bylaws, as amended, which are incorporated by reference herein.

     All outstanding Common Shares issued are duly authorized, fully paid and, except as described under "--Shares of Beneficial Interest and Shareholder Liability," non-assessable. Subject to the provisions of the Company's Declaration of Trust regarding Excess Shares (as defined below), each outstanding Common Share entitles the holder thereof to one vote on all matters voted on by shareholders, including the election of Trustees. Holders of Common Shares do not have the right to cumulate their votes in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. Distributions may be paid to the holders of Common Shares if and when declared by the Board of Trustees of the Company out of funds legally available therefor, subject to the provisions of the Company's Declaration of Trust regarding Excess Shares. The Company currently pays regular quarterly dividends. Holders of Common Shares have no conversion, redemption, preemptive or exchange rights to subscribe to any securities of the Company. If the Company is liquidated, each outstanding Common Share will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of the Company and the rights of holders of any Preferred Shares. The rights of holders of Common Shares are subject to the rights and preferences established by the Board of Trustees for any Preferred Shares which have been or may be issued by the Company. For a description of the rights and preferences of the Series A Preferred Shares, see "--Description of Series A Preferred Shares."

     Restrictions on Transfer

     The Company's Declaration of Trust contains certain restrictions on the number of Common Shares and Preferred Shares that individual shareholders may own. For the Company to qualify as a REIT under the Code, no more than 50% in value of its shares of beneficial interest (after taking into account options to acquire shares of beneficial interest) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. The shares of beneficial interest must also be beneficially owned (other than during the first taxable year) by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company expects to qualify as a REIT, the Declaration of Trust of the Company contains restrictions on the acquisition of Common Shares and Preferred Shares intended to ensure compliance with these requirements.

     Subject to certain exceptions specified in the Company's Declaration of Trust, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (the "Ownership Limit") of the number or value of the issued and outstanding shares of beneficial interest of the Company. The Company's Board of Trustees, upon receipt of a ruling from the Internal Revenue Service (the "Service"), an opinion of counsel or other evidence satisfactory to the Board of Trustees, and upon such other conditions as the Board of Trustees may direct, may also exempt a proposed transferee from the Ownership Limit. As a condition of such exemption, the intended transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning shares in excess of the Ownership Limit. The Board of Trustees of the Company may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of Common Shares or Preferred Shares that would (i) create a direct or indirect ownership of shares in excess of the Ownership Limit, (ii) result in the shares being beneficially owned by fewer than 100 persons as provided in Section 856(a) of the Code, or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines, which determination must be approved by the shareholders, that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     The Company's Board of Trustees by resolution has excluded from the foregoing ownership restriction UICI, a NASDAQ National Market traded holding company with interests in insurance, financial services and technology which in November of 1996 acquired Amli, and Gregory T. Mutz, who collectively may own up to 34.9% of the outstanding shares of beneficial interest of the Company as a group, or, subject to certain limitations, individually (subject to the group restrictions) up to 29.9% of the outstanding shares of beneficial interest of the Company in the case of UICI and up to 24.9% in the case of Gregory T. Mutz. The Company's Declaration of Trust excludes certain investors (and their transferees) from whom apartment communities were obtained in exchange for Units or Common Shares in connection with the formation of the Company and who would exceed the Ownership Limit as a result of the ownership of such Common Shares or the exchange of such Units for Common Shares. In no event will such persons be entitled to acquire additional shares of beneficial interest of the Company such that the five largest beneficial owners of shares of beneficial interest of the Company hold more than 50% of the total outstanding shares.

     Any purported transfer of shares that would result in a person owning shares in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Shares"), which will be transferred pursuant to the Declaration of Trust to the Company as trustee for the exclusive benefit of the person or persons to whom the Excess Shares are ultimately transferred, until such time as the purported transferee retransfers the Excess Shares. While these Excess Shares are held in trust, they will not be entitled to vote or to share in any dividends or other distributions. Subject to the Ownership Limit, the Excess Shares may be transferred by the purported transferee to any person (if the Excess Shares would not be Excess Shares in the hands of such person) at a price not to exceed the price paid by the purported transferee (or, if no consideration was paid, fair market value), at which point the Excess Shares will automatically be exchanged for the shares to which the Excess Shares are attributable. In addition, such Excess Shares held in trust are subject to purchase by the Company at a purchase price equal to the lesser of the price paid for the shares by the purported transferee (or, if no consideration was paid, fair market value) and the fair market value of the shares of beneficial interest (as reflected in the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price of such shares on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over which such shares may be traded, or if not then traded over any exchange or quotation system, then the market price of such shares on the relevant date as determined in good faith by the Board of Trustees of the Company) on the date the Company elects to purchase.

     All certificates representing shares of beneficial interest will bear a legend referring to the restrictions described above.

     Transfer Agent and Registrar

     Harris Trust and Savings Bank has been appointed as transfer agent and registrar for the Common Shares.


DESCRIPTION OF SERIES A PREFERRED SHARES

     General

     The summary of certain terms and provisions of the Series A Preferred Shares contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Articles Supplementary relating to the Series A Preferred Shares and the Company's Declaration of Trust, as amended, and Bylaws, as amended, which are incorporated by reference herein.

     The Company's Board of Trustees is authorized to issue, from the authorized but unissued shares of beneficial interest of the Company, preferred shares in series and to establish from time to time the number of preferred shares to be included in such series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the shares of each such series.

     The outstanding Series A Preferred Shares are validly issued, fully paid and, except as set forth under "-Shares of Beneficial Interest and Shareholder Liability", nonassessable. The holders of the Series A Preferred Shares have no preemptive rights with respect to any shares of the capital securities of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Series A Preferred Shares are not subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Shares.

     Ranking

     The Series A Preferred Shares will rank senior to the Common Shares with respect to payment of dividends and amounts upon liquidation, dissolution or winding up.

     While any Series A Preferred Shares are outstanding, the Company may not authorize, create or increase the authorized amount of any class or any security convertible into shares of any class that ranks senior to the Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding Series A Preferred Shares and all other shares of Voting Preferred Shares (as defined below), voting as a single class. However, the Company may create additional classes of shares, increase the authorized number of preferred shares or issue series of preferred shares ranking on a parity with the Series A Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up (a "Parity Share") without the consent of any holder of Series A Preferred Shares. See "-Voting Rights" below.

     Distributions

     Holders of the Series A Preferred Shares shall be entitled to receive, when and as declared by the Board of Trustees, out of funds legally available for the payment of distributions, cumulative preferential cash distributions in an amount per share equal to the greater (i) $1.72 per annum or (ii) the cash distribution (determined on each of the quarterly dividend payment dates referred to below) on the number of Common Shares, or portion thereof, into which a Series A Preferred Share is convertible. Such distributions shall be cumulative from the date of original issue and shall be payable quarterly in arrears on the Tuesday which is nearest to the twenty-first (21st) day of February, May, August and November or, if not a business day, the next succeeding business day, (each, a "Dividend Payment Date"). Such distribution and any distribution payable on the Series A Preferred Shares for any partial distribution period will be computed on the basis of the actual number of days in such period. Distributions will be payable to holders of record as they appear in the records of the Company at the close of business on the applicable record date, which shall be on such date designated by the Board of Trustees of the Company for the payment of distributions that is not more than 50 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

     Except as provided in the next sentence, no distributions will be declared or paid on any Parity Shares unless full cumulative distributions have been declared and paid or are contemporaneously declared and funds sufficient for payment set aside on the Series A Preferred Shares for all prior distribution periods. If accrued dividends on the Series A Preferred Shares for all prior dividend periods have not been paid in full, then any dividend declared on the Series A Preferred Shares and on any Parity Shares for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the Series A Preferred Shares and such Parity Shares.

     The Company will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Shares (as defined below) or (ii) redeem, purchase or otherwise acquire for consideration any Junior Shares through a sinking fund or otherwise (other than a redemption or purchase or other acquisition of Common Shares made for purposes of any employee incentive or benefit plan of the Company or any entity in which the Company, either directly or indirectly, owns more than a 50% economic interest), unless (A) all cumulative dividends with respect to the Series A Preferred Shares and any Parity Shares at the time such dividends are payable have been paid or declared and funds have been set apart for payment of such dividends and (B) sufficient funds have been paid or declared and set apart for the payment of the dividend for the current dividend period with respect to the Series A Preferred Shares and any Parity Shares. The limitations in this paragraph do not restrict the Company's ability to take the actions in this paragraph with respect to any Parity Shares.

     As used herein, (i) the term "dividend" does not include dividends or other distributions payable solely in Fully Junior Shares on Junior Shares, or in options, warrants or rights to holders of Junior Shares to subscribe for or purchase any Fully Junior Shares, (ii) the term "Junior Shares" means the Common Shares and any other class of capital shares of the Company now or hereafter issued and outstanding that ranks junior to the Series A Preferred Shares as to the payment of distributions or amounts upon liquidation, dissolution and winding up and (iii) the term "Fully Junior Shares" means Junior Shares that rank junior to the Series A Preferred Shares both as to the payment of dividends and amounts upon liquidation, dissolution and winding up.

     Redemption

     Except as required by the limitation on ownership (see "-Restrictions on Transfer"), the Series A Preferred Shares are not redeemable prior to January 25, 2001. On and after January 25, 2001 the Company, at its option, upon not less than 30 nor more than 90 days' written notice, may redeem the Series A Preferred Shares, in whole or in part, at any time or from time to time, (i) for one Common Share per Series A Preferred Share (subject to possible future adjustment in certain circumstances) plus accumulated, accrued and unpaid distributions, provided that for twenty
(20) consecutive trading days within the thirty (30) trading days ending on the date on which notice of redemption is given by the Company, the closing price of the Common Shares on the NYSE equals or exceeds the conversion price per share (see "-Conversion Rights"), or (ii) cash at a redemption price equal to $20.00 per share, plus accumulated, accrued and unpaid distributions thereon to the date fixed for redemption. If fewer than all of the outstanding Series A Preferred Shares are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

     Unless full cumulative distributions on all Series A Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods and the then current distribution period, no Series A Preferred Shares shall be redeemed or purchased by the Company except pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Shares or Parity Shares.

     Notice of redemption will be mailed at least 30 days but not more than 90 days before the redemption date to each holder of record of Series A Preferred Shares at the address shown on the share transfer books of the Company. Each notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Shares to be redeemed; (iii) the redemption price;
(iv) the place or places where certificates for Series A Preferred Shares are to be surrendered for payment of the redemption price; and (v) that distributions on the Series A Preferred Shares will cease to accrue on such redemption date. If fewer than all Series A Preferred Shares are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Series A Preferred Shares to be redeemed from each such holder. If notice of redemption of any Series A Preferred Shares has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of Series A Preferred Shares so called for redemption, then from and after the redemption date, distributions will cease to accrue on the Series A Preferred Shares, such Series A Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

     The holders of Series A Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the distribution payable with respect to such Series A Preferred Shares on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the distribution due. Except as provided above, the Company will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series A Preferred Shares which have been called for redemption.

     The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to preserve the Company's status as a REIT, as defined in the Code, the Series A Preferred Shares may be subject to redemption or exchange as described under "-Restrictions on Transfer."

     Liquidation Preference

     The holders of Series A Preferred Shares are entitled to receive in the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, $20.00 per Series A Preferred Share plus an amount per Series A Preferred Share equal to all distributions (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders, and no more.

     Until the holders of Series A Preferred Shares and Parity Shares have been paid their liquidation preference in full, no payment will be made to any holder of Junior Shares upon the liquidation, dissolution or winding up of the Company. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series A Preferred Shares are insufficient to pay in full the liquidation preference with respect to the Series A Preferred Shares and any other Parity Shares, then such assets, or the proceeds thereof, will be distributed among the holders of Series A Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts which would be payable on such Series A Preferred Shares and any such Parity Shares if all amounts payable thereon were paid in full. Neither a consolidation or merger of the Company with another corporation, a statutory share exchange by the Company nor a sale or transfer of all or substantially all of the Company's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

     Voting Rights

     Except as indicated below, or except as otherwise from time to time required by applicable law, the holders of Series A Preferred Shares have no voting rights.

     If six quarterly distributions (whether or not consecutive) payable on the Series A Preferred Shares or any Parity Shares are in arrears, whether or not earned or declared, the number of Trustees then constituting the Board of Trustees of the Company will be increased by two, and the holders of Series A Preferred Shares, voting together as a class with the holders of any other series of Parity Shares (any such other series, the "Voting Preferred Shares"), will have the right to elect two additional Trustees to serve on the Company's Board of Trustees at any annual meeting of shareholders or a properly called special meeting of the holders of Series A Preferred Shares and such Voting Preferred Shares and at each subsequent annual meeting of shareholders until all such distributions and distributions for the current quarterly period on the Series A Preferred Shares and such other Voting Preferred Shares have been paid or declared and paid or set aside for payment. Such voting right will terminate when all such accrued and unpaid dividends have been declared and paid or set aside for payment. The term of office of all Trustees so elected will terminate with the termination of such voting rights.

     The approval of two-thirds of the outstanding Series A Preferred Shares and all other series of Voting Preferred Shares similarly affected, voting as a single class, is required in order to (i) amend the Company's Declaration of Trust to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Shares or the Voting Preferred Shares, (ii) enter into a share exchange that affects the Series A Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into the Company, unless in each such case each Series A Preferred Share remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms or conditions of redemption thereof identical to that of a Series A Preferred Share (except for changes that do not materially and adversely affect the holders of the Series A Preferred Shares) or (iii) authorize, reclassify, create, or increase the authorized amount of any class of capital shares having rights senior to the Series A Preferred Shares with respect to the payment of distributions or amounts upon liquidation, dissolution or winding up. However, the Company may create additional classes of Parity Shares and Junior Shares, increase the authorized number of Parity Shares and Junior Shares and issue additional series of Parity Shares and Junior Shares without the consent of any holder of Series A Preferred Shares.

     Except as provided above and as required by law, the holders of Series A Preferred Shares are not entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

     Conversion Rights

     The Series A Preferred Shares are convertible, in whole or in part, at any time, unless previously redeemed, at the option of the holders thereof, into authorized but previously unissued Common Shares at a conversion price of $20.00 per Common Share (equivalent to a conversion rate of one Common Share for each Series A Preferred Share), subject to adjustment as described below (the "Conversion Price"). See "-Conversion Price Adjustments." The right to convert Series A Preferred Shares called for redemption will terminate at the close of business on the fifth business day prior to the redemption date for such Series A Preferred Shares. For information as to notices of redemption, see "-Redemption" above. For a description of the Company's Common Shares, see "-Description of Common Shares."

     Conversion of Series A Preferred Shares, or a specified portion thereof, may be effected by delivering certificates evidencing such shares, together with written notice of conversion and a proper assignment of such certificates to the Company or in blank, to the office or agency to be maintained by the Company for that purpose. Initially such office will be the office of the Transfer Agent.

     Each conversion will be deemed to have been effected immediately prior to the close of business on the date on which the certificates for Series A Preferred Shares shall have been surrendered and notice shall have been received by the Company as aforesaid (and if applicable, payment of an amount equal to the dividend payable on such shares shall have been received by the Company as described below) and the conversion shall be at the Conversion Price in effect at such time and on such date.

     Holders of Series A Preferred Shares at the close of business on a Dividend Record Date will be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares following such Dividend Record Date and prior to such Dividend Payment Date. However, Series A Preferred Shares surrendered for conversion during the period between the close of business on any Dividend Record Date and the opening of business on the corresponding Dividend Payment Date (except shares converted after the issuance of a notice of redemption with respect to a redemption date during such period, which will be entitled to such dividend) must be accompanied by payment of an amount equal to the distribution payable on such shares on such Dividend Payment Date. A holder of Series A Preferred Shares on a Dividend Record Date who (or whose transferee) tenders any such shares for conversion into Common Shares on such Dividend Payment Date will receive the dividend payable by the Company on such Series A Preferred Shares on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of Series A Preferred Shares for conversion. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the Common Shares issued upon such conversion.

     The Company will not issue fractional Common Shares upon conversion but in lieu thereof will pay cash at the current market price of the Common Shares on the day prior to the conversion date.

     Conversion Price Adjustments

     The Conversion Price is subject to adjustment upon certain events, including without duplication (i) dividends (and other distributions) payable in Common Shares, (ii) the issuance to all holders of Common Shares of certain rights or warrants entitling them to subscribe for or purchase Common Shares at a price per share less than the fair market value per Common Share (which, as defined, includes an adjustment for underwriting commissions avoided in rights offerings to shareholders), (iii) subdivisions, combinations and reclassifications of Common Shares, and (iv) distributions to all holders of Common Shares of any capital shares of the Company (other than Common Shares), evidences of indebtedness of the Company or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above and excluding Permitted Common Share Cash Distributions, as herein defined). "Permitted Common Share Cash Distributions" are those cumulative cash dividends and distributions paid with respect to the Common Shares after December 31, 1995 which are not in excess of the following: the sum of (i) the Company's cumulative undistributed funds from operations at December 31, 1995; plus (ii) the cumulative amount of funds from operations, as determined by the Board of Trustees of the Company, after December 31, 1995, minus (iii) the cumulative amount of distributions accrued or paid on the Series A Preferred Shares or any other class of preferred shares after

January 18, 1996. In addition to the foregoing adjustments, the Company will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the Common Shares.

     In the event that the Company shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the Common Shares or sale of all or substantially all of the Company's assets), in each case as a result of which all or substantially all Common Shares are converted into the right to receive stock, securities or other property (including cash or any combination thereof), each Series A Preferred Share that is not redeemed or converted prior to such transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of Common Shares or fraction thereof into which one Series A Preferred Share was convertible immediately prior to such transaction (assuming such holder of Common Shares failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). The Company may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

     Restrictions on Transfer

     For information regarding restrictions on ownership of the shares of beneficial interest of the Company, see "Description of Common Shares-Restrictions on Transfer."

     Transfer Agent and Registrar

     Harris Trust and Savings Bank has been appointed as transfer agent and registrar for the Series A Preferred Shares.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S DECLARATION OF TRUST AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Declaration of Trust and Bylaws. The summary does not purport to be complete and reference is made to Maryland law as well as the Company's Declaration of Trust and Bylaws, which are filed as exhibits to the Registration Statement of which this Prospectus is part.

     Board of Trustees

     The Company's Declaration of Trust and Bylaws provide that the number of Trustees of the Company may be established by a majority of the Board of Trustees but may not be fewer than three nor more than fifteen. The Declaration of Trust provides that a majority of the Trustees must be persons who are not affiliated with Amli or its affiliates ("Disinterested Trustees"). Any vacancy on the Board of Trustees will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining Trustees (even if less than a quorum), except that a vacancy resulting from an increase in the number of Trustees will be filled by a majority of the entire Board of Trustees and, in the event that a majority of the Board of Trustees are not Disinterested Trustees by reason of the resignation or removal of one or more Disinterested Trustees or otherwise, the remaining Disinterested Trustees (or, if there are no Disinterested Trustees, the remaining members of the Board of Trustees) shall promptly appoint that number of Disinterested Trustees necessary to cause the Board of Trustees to include a majority of Disinterested Trustees.

     Pursuant to the terms of the Declaration of Trust, the Trustees are divided into three classes, holding office initially for one-year, two-year and three-year terms, respectively. As these initial terms expire, Trustees in each class are elected for terms of three years and until their successors are duly elected and qualified. The Company believes that classification of the Board of Trustees will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Trustees.

     The classified Trustee provision could have the effect of making the removal of incumbent Trustees more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Trustees.

     Holders of Common Shares have no right to cumulative voting for the election of Trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of Common Shares voting together as a single class will be able to elect all of the successors of the class of Trustees whose term expires at that meeting.

     Business Combinations

     Under the Maryland General Corporation Law, as amended from time to time (the "MGCL"), as applicable to Maryland real estate investment trusts, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the shares of the trust or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of beneficial interest of the trust (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be (a) recommended by the Board of Trustees of such trust and (b) approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares (other than voting shares held by the Interested Shareholder with whom the business combination is to be effected or by an affiliate or associate thereof), voting together as a single group, unless, among other things, the company's common shareholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for his shares. These provisions of Maryland law do not apply, however, to business combinations with a particular Interested Shareholder or its existing or future affiliates that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder or if the original declaration of trust includes a provision electing not to be governed, in whole or in part, as to business combinations generally, specifically or generally by types, as to identified or unidentified existing or future Interested Shareholders or their affiliates. The Company's Declaration of Trust, in accordance with Maryland law, exempts Mr. Mutz, Baldwin & Lyons, Inc., a publicly traded casualty insurance company based in Indianapolis ("Baldwin & Lyons"), and Amli and their respective affiliates and successors from the foregoing restrictions. As a result, such persons and entities may be able to enter into business combinations with the Company, which may not be in the best interests of the shareholders, without compliance by the Company with the super-majority voting requirements and the other provisions of the statute.

     Control Share Acquisitions

     The MGCL, as applicable to Maryland real estate investment trusts, imposes limitations on the voting rights of shares acquired in a "control share acquisition" relating to a Maryland real estate investment trust.
The MGCL defines a "control share acquisition" as the acquisition of "control shares," which is defined as voting shares that would entitle the acquiror to exercise voting power in electing trustees in excess of the following levels of voting power: 20%, 33-1/3%, and 50%. The MGCL requires a two-thirds shareholder vote (excluding shares owned by the acquiring person and certain members of management) to accord voting rights to shares acquired in a control share acquisition. The MGCL also requires a Maryland real estate investment trust to hold a special meeting at the request of an actual or proposed control share acquiror generally within 50 days after a request is made with the submission of an "acquiring person statement," but only if the acquiring person (a) delivers a written undertaking to pay the expenses of such special meeting or, if required by the Board of Trustees, posts a bond for the cost of the meeting and (b) submits a definitive financing agreement to the extent that financing is not provided by the acquiring person. In addition, unless the charter or bylaws provide otherwise, the MGCL gives a Maryland real estate investment trust, within certain time limitations, various redemption rights if there is a shareholder vote on the issue and the grant of voting rights is not approved, or if an "acquiring person statement" is not delivered to the target company within 10 days following a control share acquisition. Moreover, unless the charter or bylaws provide otherwise, the MGCL provides that if, before a control share acquisition occurs, voting rights are accorded to the control shares which results in the acquiring person having a majority of voting power, then minority shareholders are entitled to appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Company's Declaration of Trust, in accordance with Maryland law, contains a provision exempting acquisitions of shares by

Mr. Mutz, Baldwin & Lyons and Amli and their respective existing and future affiliates and successors (which in the case of Amli would include UICI) from the foregoing provisions.

     Amendment to the Declaration of Trust

     The Company's Declaration of Trust may be amended only by the affirmative vote or written consent of the holders of not less than a majority of all of the shares of beneficial interest entitled to vote on the matter, except that the Trustees by a two-thirds vote may amend provisions of the Company's Declaration of Trust from time to time to qualify as a real estate investment trust under the Code and Maryland law.

     Termination of the Company

     The Company's Declaration of Trust permits the termination of the Company and the discontinuation of the operations of the Company by the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of beneficial interest.

     Advance Notice of Trustee Nominations and New Business

     The Bylaws of the Company provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Trustees, or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders, and nominations of persons for election to the Board of Trustees may be made only on terms similar to those for annual meetings.

     Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust and Bylaws

     The business combination provisions and the control share acquisition provisions of the MGCL, the provisions of the Declaration of Trust on classification of the Board of Trustees and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Common Shares or otherwise be in their best interest.

                      FEDERAL INCOME TAX CONSIDERATIONS
                     ----------------------------------

     The following is a description of the material Federal income tax consequences to the Company and its shareholders of the treatment of the Company as a REIT. The discussion is general in nature and not exhaustive of all possible tax considerations, nor does the discussion give a detailed description of any state, local, or foreign tax considerations. The discussion does not discuss all aspects of Federal income tax law that may be relevant to a prospective shareholder in light of his particular circumstances or to certain types of shareholders (including insurance companies, financial institutions or broker-dealers, tax exempt organizations, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws nor does the discussion address special considerations, if any, which may relate to the purchase of Preferred Shares.

     THIS DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING, AND EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT WITH ITS TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO IT OF THE PURCHASE, OWNERSHIP AND SALE OF THE COMMON SHARES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     If certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (i.e., at both the corporate and shareholder levels) that generally results from the use of corporations.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

     The Company has elected REIT status effective for the taxable year ended December 31, 1994, and the Board of Trustees of the Company believes that the Company has operated and expects that the Company will continue to operate in a manner that will permit the Company to elect REIT status in each taxable year thereafter. There can be no assurance, however, that this belief or expectation will be fulfilled, since qualification as a REIT depends on the Company continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on the Company's operating results.

TAXATION OF THE COMPANY

     GENERAL. In any year in which the Company qualifies as a REIT it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. The Company may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed.

     Notwithstanding its qualification as a REIT, the Company may also be subject to taxation in certain other circumstances. If the Company should fail to satisfy either the 75% or the 95% gross income test (as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which the Company fails either the 75% or the 95% test, multiplied by a fraction intended to reflect the Company's profitability. The Company will also be subject to a tax of 100% on net income from any "prohibited transaction" as described below, and if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company may also be subject to the corporate alternative minimum tax, as well as tax in certain situations not presently contemplated. Each of the Management Company, Amrescon and AIA will be taxed on its income at regular corporate rates. The Company will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, the Company must meet, among others, the following requirements:

     SHARE OWNERSHIP TESTS. The Company's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportional number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of the Company may be owned, directly or indirectly and by applying certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities. However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust.

     In order to attempt to ensure compliance with the foregoing share ownership tests, the Company has placed certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, under Treasury regulations the Company must maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury regulations). A list of those persons failing or refusing to comply with such demand must be maintained as a part of the Company's records. A shareholder failing or refusing to comply with the Company's written demand must submit with his tax return a similar statement disclosing the actual ownership of Company shares of beneficial interest and certain other information. In addition, the Company's Declaration of Trust provides restrictions regarding the transfer of its shares of beneficial interest that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Capital Shares - Description of Common Shares - Restrictions on Transfer" and "Description of Capital Shares - Description of Preferred Shares - Restrictions on Transfer."

     ASSET TESTS. At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets (with "assets" being determined in accordance with generally accepted accounting principles). First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed
(i) in the case of securities of any one non-government issuer, 5% of the value of the Company's total assets or (ii) 10% of the outstanding voting securities of any one such issuer. Where the Company invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets. See "-Tax Aspects of the Company's Investments in Partnerships-General." Accordingly, the Company's investment in the Communities and the Co-Investment Communities through its interest in the Operating Partnership is intended to constitute an investment in qualified assets for purposes of the 75% asset test.

     The Operating Partnership owns 100% of the non-voting preferred stock of each of the Management Company, Amrescon and AIA and 5% of the voting common stock of each of the Management Company, Amrescon and AIA. See "The Company." By virtue of its partnership interest in the Operating Partnership, the Company is deemed to own its pro rata share of the assets of the Operating Partnership, including the securities of the Management Company, Amrescon and AIA, as described above. Because the Operating Partnership owns only 5% of the voting securities of each of the Management Company, Amrescon and AIA and the preferred stock's approval right in the case of each of the Management Company, Amrescon and AIA is limited to certain fundamental corporate actions that could adversely affect the preferred stock as a class, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded.

     Based upon its analysis of the total estimated value of the Management Company stock, Amrescon stock and AIA stock and the subordinated notes of the Management Company and AIA (each, "Subordinated Note"), respectively, owned by the Operating Partnership relative to the estimated value of the total assets owned by the Operating Partnership and the other assets of the Company, the Company believes that the Company's pro rata share of the non-voting preferred stock, voting common stock and Subordinated Note of the Management Company owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets, that the Company's pro rata share of the non-voting preferred stock and voting common stock of Amrescon owned by the Operating Partnership does not exceed, on the date of this Prospectus, 5% of the value of the Company's total assets, and that the Company's pro rata share of the non-voting preferred stock, voting common stock and Subordinated Note of AIA owned by the Operating Partnership does not exceed, on the date of this

Prospectus, 5% of the value of the Company's total assets. As to the securities of any Service Company, this 5% limitation must be satisfied not only as of the date that the Company (directly or through the Operating Partnership) acquired securities of the Management Company, Amrescon or AIA, but also at the end of any quarter in which the Company increases its interest in the Management Company, Amrescon or AIA or so acquires other property. In this respect, if the holder of a right to exchange Units for Common Shares exercises such rights, the Company will thereby increase its proportionate (indirect) ownership interest in the Management Company, Amrescon and AIA, thus requiring the Company to meet the 5% test in any quarter in which such conversion option is exercised. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Management Company, Amrescon or AIA.

     GROSS INCOME TESTS. There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-Tax Aspects of the Company's Investments in Partnerships-General" below. The three tests are as follows:

     THE 75% TEST. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below);
(ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income attributable to the investment of new capital received by the Company in exchange for its shares during the one-year period following the receipt of such capital.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience."

     The Management Company (which does not satisfy the independent contractor standard) provides management and leasing services to each of the Communities and each of the Co-Investment Communities and may provide certain services on any newly acquired properties of the Operating Partnership. The Company believes for purposes of the 75% and 95% gross income tests, that the services provided by the Management Company on the Operating Partnership's properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. The Company intends to monitor the services and amenities provided by the Management Company as management agent as well as by others, if any, on the properties of the Operating Partnership. The Company intends that services that cannot be provided directly by the Operating Partnership, the Management Company or other agents will be performed by independent contractors.

     THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test.

     For purposes of determining whether the Company complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, it does not include a sale of property if such property is held by the Company for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto) are satisfied. See "-Taxation of the Company-General" and "-Tax Aspects of the Company's Investments in Partnerships-Sale of the Communities and Co-Investment Communities."

     The Company believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the Communities and the Co-Investment Communities through the Operating Partnership will in major part give rise to qualifying income in the form of rents, and that gains on sales of the Communities and the Co-Investment Communities, or of the Company's interest in the Operating Partnership, generally will also constitute qualifying income.

     The Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by the Company or the Operating Partnership, Amrescon receives and anticipates continuing to receive fee income in consideration of the performance of general contracting and construction management services, and AIA receives and anticipates continuing to receive fee income for providing investment advisory services; however, substantially all income derived by the Company from the Management Company, Amrescon and AIA will be in the form of dividends on the preferred stock and common stock of each of the Service Companies owned by the Operating Partnership and interest on the Subordinated Notes. Such dividends and interest income will satisfy the 95%, but not the 75%, gross income test (as discussed above). In addition, the Company's share of any income realized on interest rate swap or cap agreements, including income received at the time of entering into such agreements, generally will satisfy the 95%, but not the 75%, gross income test. The Company intends to closely monitor its non-qualifying income and anticipates that non-qualifying income on its other investments and activities, including such dividend income, interest income and interest rate swap or cap income (if any), will not result in the Company failing either the 75% or 95% gross income test.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code.

These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect;
(ii) the Company reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and
(iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, the Company will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect the Company's profitability.

     THE 30% TEST. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions); (ii) stock or securities (including an interest rate swap or cap agreement) held for less than one year; and (iii) property in a prohibited transaction. The Company does not anticipate that it will have difficulty in complying with this test. However, if extraordinary circumstances were to occur that give rise to dispositions of Communities or Co-Investment Communities held for less than four years (for example, on account of the inability to obtain refinancing), the 30% test could become an issue.

     ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to
(A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be.

     The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand; due to the Operating Partnership's inability to control cash distributions with respect to any properties as to which it does not have decision making control; or for other reasons. To avoid a problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

     FAILURE TO QUALIFY. If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from re-electing taxation as a REIT for the four taxable years following the year during which qualification was lost.

TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

     GENERAL. The Company holds a partnership interest in the Operating Partnership. See "The Company." In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company will include its proportionate share of the foregoing partnership items for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See "-Taxation of the Company-General" and "-Gross Income Tests."

     Accordingly, any resultant increase in the Company's REIT taxable income from its interest in the Operating Partnership (whether or not a corresponding cash distribution is also received from the Operating Partnership) will increase its distribution requirements (see "-Taxation of the Company-Annual Distribution Requirements"), but will not be subject to Federal income tax in the hands of the Company provided that an amount equal to such income is distributed by the Company to its shareholders. Moreover, for purposes of the REIT asset tests (see "-Taxation of the Company-Asset Tests"), the Company will include its proportionate share of assets held by the Operating Partnership.

     ENTITY CLASSIFICATION. The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Service of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation for Federal income tax purposes). If the Operating Partnership were to be treated as an association, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the REIT asset tests and the REIT gross income tests (see "-Taxation of the Company-Asset Tests" and "-Gross Income Tests"), which in turn would prevent the Company from qualifying as a REIT. (See "-Taxation of the Company-Failure to Qualify" above, for a discussion of the effect of the Company's failure to meet such tests.)

     TAX ALLOCATIONS WITH RESPECT TO THE COMMUNITIES.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Communities), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of the Operating Partnership included contributions of appreciated property (including certain Communities or interests therein). Consequently, the Partnership Agreement requires certain allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, certain contributors of certain of the Communities or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership on the contributed assets (including certain of the Communities). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to the Company in excess of corresponding cash proceeds in certain circumstances.

     Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences, including retention of the method under current law. The Operating Partnership and the Company will use the remedial method for making allocations under Section 704(c) with respect to the existing Communities.

     With respect to any property purchased by the Operating Partnership subsequent to the admission of the Company to the Operating Partnership, in general, such property will initially have a tax basis equal to its fair market value and Section 704(c) of the Code will not apply.

     SALE OF THE COMMUNITIES AND CO-INVESTMENT COMMUNITIES. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company-General" and "Gross Income Tests-The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Communities and Co-Investment Communities for investment with a view to long-term appreciation, to engage in the business of acquiring, owning, operating and developing the Communities, Co-Investment Communities and other multifamily residential properties, and to make such occasional sales of the Communities, Co-Investment Communities and other properties acquired subsequent to the date hereof as are consistent with the Company's investment objectives. Based upon the Company's investment objectives, the Company believes that overall the Communities and Co-Investment Communities should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF SHAREHOLDERS

     TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares of beneficial interest of the Company. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares of beneficial interest by the amount of such excess distribution (but not below zero), with distributions in excess of the shareholder's tax basis being taxed as capital gains (if the shares of beneficial interest are held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Federal income tax rules may also require that certain minimum tax adjustments and preferences be apportioned to Company shareholders.

     In general, any loss upon a sale or exchange of shares of beneficial interest by a shareholder who has held such shares of beneficial interest for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gains.

     BACKUP WITHHOLDING. The Company will report to its domestic shareholders and to the Service the amount of dividends paid for each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or
(ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding is available as a credit against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Certain United States Tax Considerations for Non-U.S. Shareholders-Distributions from the Company-Capital Gain Dividends" below.

     TAXATION OF TAX-EXEMPT SHAREHOLDERS. The Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below regarding a "pension-held REIT," based upon such ruling and the statutory framework of the Code, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code, that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that the Company, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit.

     However, if any pension or other retirement trust that qualifies under
Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if (i) such REIT would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining ownership of shares of the REIT and (ii) at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

     DIVIDEND REINVESTMENT PLAN. Shareholders participating in the dividend reinvestment and share purchase plan adopted by the Company will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such shareholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating shareholders and will retain the character and tax effects applicable to distributions from the Company generally. See "-Taxation of Shareholders-Taxation of Taxable Domestic Shareholders." Participants in the dividend reinvestment and share purchase plan are subject to Federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. In addition, participants in the dividend reinvestment and share purchase plan are subject to Federal income tax on payment by the Company of brokerage commissions and bank fees on their behalf. Common Shares received under the plan will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution plus the amount of any brokerage commissions and bank fees paid on the holder's behalf).

OTHER TAX CONSIDERATIONS

     THE MANAGEMENT COMPANY, AMRESCON AND AIA; OTHER CONSIDERATIONS. A portion of the cash to be used by the Operating Partnership to fund distributions to partners, including the Company, is expected to come from the Management Company, Amrescon and AIA through dividends on the common and preferred stock of the Management Company, Amrescon and AIA held by the Operating Partnership and from interest on the Subordinated Notes. In addition, the Management Company, Amrescon and AIA will each receive income from the Company, the Operating Partnership and unrelated third parties. Because the Company, the Operating Partnership, the Management Company, Amrescon and AIA are related through stock or partnership ownership, income of the Management Company, Amrescon or AIA from services performed for the Company and the Operating Partnership may be subject to certain rules under which additional income may be allocated to the Management Company, Amrescon or AIA. On account of such ownership relationships, the allocation of certain expenses and reimbursements thereof among the Company, the Management Company, the Operating Partnership, Amrescon and AIA could be subject to additional scrutiny by the Service.

     Each of the Management Company, Amrescon and AIA will pay Federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Each of the Management Company, Amrescon and AIA will attempt to minimize the amount of such taxes, but there can be no assurance whether or the extent to which measures taken to minimize taxes will be successful. To the extent that the Management Company, Amrescon and AIA are required to pay Federal, state, or local taxes, the cash available for distribution by the Company to shareholders will be reduced accordingly.

     In addition, to the extent that tax exempt entities and foreign persons hold shares of beneficial interest of the Company, the interest expense deductions of the Management Company and AIA on the Subordinated Notes could be reduced.

     POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES. Prospective shareholders should recognize that the present Federal income tax treatment of investment in the Company may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. No assurance can be given as to the form or content (including with respect to effective dates) of any tax legislation which may be enacted. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of investment in the Company.

     STATE AND LOCAL TAXES. The Company and its shareholders may be subject to state or local taxation, and the Company and the Operating Partnership may be subject to state or local tax withholding requirements, in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares of beneficial interest of the Company.


                  CERTAIN UNITED STATES TAX CONSIDERATIONS
                          FOR NON-U.S. SHAREHOLDERS
                  ----------------------------------------

     The following is a discussion of certain anticipated U.S. Federal income and U.S. Federal estate tax consequences of the ownership and disposition of shares of beneficial interest applicable to Non-U.S. Shareholders of such shares. A "Non-U.S. Shareholder" is (i) any individual who is neither a citizen nor resident of the United States, (ii) any corporation or partnership other than a corporation or partnership created or organized in the United States or under the laws of the United States or any state thereof or under the laws of the District of Columbia or (iii) any estate or trust that is not "resident" in the United States. The discussion is based on current law and is for general information only.

The discussion does not address other aspects of U.S. Federal taxation other than income and estate taxation or all aspects of U.S. Federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Shareholder.

     PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF BENEFICIAL INTEREST.

DISTRIBUTIONS FROM THE COMPANY

     ORDINARY DIVIDENDS. The portion of dividends received by Non-U.S. Shareholders payable out of the Company's earnings and profits that are not attributable to capital gains of the Company and that are not effectively connected with a U.S. trade or business of the Non-U.S. Shareholder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty or the Non-U.S. Shareholder files an Internal Revenue Service Form 4224 with the Company certifying that the investment to which the distribution relates is effectively connected to a United States trade or business of such Non-U.S. Shareholder). Under certain limited circumstances, the amount of tax withheld may be refundable, in whole or in part, because of the tax status of certain partners or beneficiaries of Non-U.S. Shareholders that are either foreign partnerships or foreign estates or trusts. In general, Non-U.S. Shareholders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of shares of beneficial interest. In cases where the dividend income from a Non-U.S. Shareholder's investment in shares of beneficial interest is (or is treated as) effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation).

     Under currently applicable Treasury regulations, withholding agents are required to determine the applicable withholding rate pursuant to the appropriate tax treaty, and withhold the appropriate amount. Under the current regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Treasury regulations proposed in 1996, which have not been adopted, and are, therefore, not currently effective, would, if and when they become effective, require Non-U.S. Shareholders to file a form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends paid after December 31, 1997. Such form would require a representation by the holder as to foreign status, the holder's name and permanent residence address, the basis for a reduced withholding rate (e.g., the relevant tax treaty) and other pertinent information, to be certified by such holder under penalties of perjury. Such information is subject to being reported to the Internal Revenue Service. A permanent resident address for this purpose generally is the address in the country where the person claims to be a resident for the purpose of the country's income tax. If the beneficial holder is a corporation, then the address is where the corporation maintains its principal office in its country of incorporation.

     CAPITAL GAIN DIVIDENDS. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), any distribution made by the Company to a Non-U.S. Shareholder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Shareholder and subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of such distribution to the extent it constitutes USRPI Capital Gains. Such distribution may also be subject to the 30% branch profits tax (unless reduced by treaty) in the case of a Non-U.S. Shareholder that is a foreign corporation.

     NON-DIVIDEND DISTRIBUTIONS. Any distributions by the Company that exceed both current and accumulated earnings and profits of the Company will not be taxed as either ordinary dividends or capital gain dividends. See "Federal Income Tax Considerations - Taxation of Shareholders - Taxation of Taxable Domestic Shareholders." However, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding. Should this occur, the Non-U.S. Shareholder may seek a refund of over withholding from the Service once it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

DISPOSITIONS OF SHARES OF BENEFICIAL INTEREST

     Unless the shares of beneficial interest constitute USRPIs, a sale or exchange of shares of beneficial interest by a Non-U.S. Shareholder generally will not be subject to U.S. taxation under FIRPTA. The shares of beneficial interest will not constitute USRPIs if the Company is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. It is currently anticipated that the Company will be a domestically controlled REIT and, therefore, that the sale of shares of beneficial interest will not be subject to taxation under FIRPTA. No assurance can be given that the Company will continue to be a domestically controlled REIT.

     If the Company does not constitute a domestically controlled REIT, a Non-U.S. Shareholder's sale or exchange of shares of beneficial interest generally will still not be subject to tax under FIRPTA as a sale of USRPIs provided that (i) the Company's shares of beneficial interest are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the NYSE, on which the Common Shares are listed) and (ii) the selling Non-U.S. Shareholder held 5% or less of the Company's outstanding shares of beneficial interest at all times during a specified testing period.

     If gain on the sale or exchange of shares of beneficial interest were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, and the purchaser of shares of beneficial interest could be required to withhold 10% of the purchase price and remit such amount to the Service. The branch profits tax would not apply to such sales or exchanges.

     Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Shareholder in two cases: (i) if the Non-U.S. Shareholder's investment in shares of beneficial interest is effectively connected with a U.S. trade or business conducted by such Non-U.S. Shareholder, the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, (ii) if the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to 30% tax on the individual's capital gain (unless reduced or eliminated by treaty), or (iii) if the Non-U.S. Shareholder is subject to tax pursuant to the Code provisions applicable to certain U.S. expatriates.

FEDERAL ESTATE TAX

     Shares of beneficial interest owned or treated as owned by an individual who is not a citizen or "resident" (as specifically defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the Service and to each Non-U.S. Shareholder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Shareholder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Shareholder resides.

     U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on shares of beneficial interest to a Non-U.S. Shareholder at an address outside the United States. The proposed Treasury regulations referred to under "Distributions from the Company-Ordinary Dividends," in general, would similarly require a Non-U.S. Shareholder to provide the form W-8 for dividends paid after December 31, 1997 to be exempt from backup withholding and information reporting.

     The payment of the proceeds from the disposition of shares of beneficial interest to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Shareholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of a payment of proceeds from the disposition of shares of beneficial interest to or through a non-U.S. office of a broker which is
(i) a U.S. person, (ii) a "controlled foreign corporation" for U.S. Federal income tax purposes or (iii) a foreign person 50% or more of whose gross income for certain periods is derived from a U.S. trade or business (a "Foreign U.S. Connected Broker"), information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the holder is a Non-U.S. Shareholder (and the broker has no actual knowledge to the contrary) and certain other conditions are met, or the holder otherwise establishes an exemption. In addition, the Treasury Department has indicated that it is studying the possible application of backup withholding in the case of such foreign offices of U.S. and Foreign U.S. Connected Brokers. Under proposed Treasury regulations, a payment of the proceeds from the disposition of shares of beneficial interest to or through such broker will be subject to backup withholding if such broker has actual knowledge that the holder is a U.S. person.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-U.S. Shareholder's U.S. Federal income tax liability, provided that required information is furnished to the Service.

     These backup withholding and information reporting rules are currently under review by the Treasury Department, and their application to shares of beneficial interest is subject to change.


                            PLAN OF DISTRIBUTION
                            --------------------

     The Selling Shareholders may from time to time offer and sell the Shares on the NYSE or otherwise at market prices then prevailing or at prices and upon terms then obtainable. Sales may be made in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 or otherwise. If the Shares are sold through brokers, customary brokerage commissions and charges are expected to be paid by the Selling Shareholders. The Shares are being registered to permit public secondary trading of the Shares from time to time after the date of this Prospectus. The Company will bear all expenses (other than selling commissions, underwriting discounts and fees and expenses of counsel to any Selling Shareholder) to the Selling Shareholders in connection with the registration and sale of the Shares. The Company is registering the Shares pursuant to or as required by the provisions of the agreements between the Operating Partnership and certain of the Selling Shareholders, which agreements are filed as exhibits to the Registration Statement of which this Prospectus is a part.

     The Selling Shareholders and any dealer, broker or other agent selling securities offered hereby for a Selling Shareholder or purchasing any such securities from a Selling Shareholder for purposes of resale may be deemed to be an underwriter under the Securities Act and any compensation received by the Selling Shareholder, dealer, broker or other agent may be deemed underwriting compensation. The amount of such compensation cannot currently be estimated. The Company knows of no existing arrangements between any Selling Shareholder and any other dealer, broker or other agent.

     To comply with certain states' securities laws, if applicable, the Shares offered hereby may be sold in such states only through brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                   EXPERTS
                                   -------

     The consolidated financial statements and schedule of Amli Residential Properties Trust as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which report is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on financial statements of Amli Residential Properties Trust issued at future dates, and consents to the use of their report thereon, such financial statements also will be incorporated by reference in the Registration Statement in reliance upon their report and said authority.


                                LEGAL MATTERS
                                -------------

     Certain legal matters relating to the validity of the Shares offered pursuant to this Prospectus will be passed upon for the Company by Mayer, Brown & Platt. Mayer, Brown & Platt has in the past represented and is currently representing the Company and certain of its affiliates.





































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